Filed by Tronox Incorporated

Pursuant to Rule 425 of the Securities Act of 1933, as amended

Subject Company: Tronox Incorporated (File No: 001-32669)

Tronox Incorporated Reports Fourth Quarter and Fiscal 2011 Results

•	Fourth quarter Adjusted EBITDA increased 151.7% year-over-year to $138.7 million

•	Full year 2011 Adjusted EBITDA increased 142.5% year-over-year to $492.6 million

•	Fourth quarter revenue growth of 17.4% year-over-year to $382.6 million

•	Full year 2011 revenue growth of 35.6% year-over-year to $1.7 billion

•	Exxaro Mineral Sands transaction remains on track to close in first half of 2012

Oklahoma City, February 21, 2012 - Tronox Incorporated (TROX.PK), one of the world’s leading producers and marketers of titanium dioxide pigment, today announced results for the fiscal fourth quarter and year ending December 31, 2011.

Fourth quarter 2011 net sales were $382.6 million, a 17.4 percent increase from $325.8 million reported in the prior year’s fourth quarter. Income from operations in the quarter was $99.7 million compared with $52.5 million in the prior year quarter. Net income for the quarter was $66.2 million versus a loss of $39.5 million in the previous year’s period.

On a non-GAAP basis, fourth quarter adjusted income from operations was $110.9 million compared with $44.8 million in the prior year. Adjusted net income was $77.4 million compared with $30.9 million in the same period in 2010. Adjusted EBITDA for the quarter, excluding restructuring and other non-recurring expenses, was $138.7 million compared with $55.1 million in the prior year.

Fourth quarter 2011 net sales of $382.6 million decreased by 17.8 percent sequentially from $465.4 million in the third quarter of 2011; this decrease is in line with expected seasonal revenue patterns. Fourth quarter income from operations of $99.7 million increased sequentially over income from operations of $99.2 million in the third quarter of 2011. Fourth quarter adjusted EBITDA was $138.7 million compared to third quarter record adjusted EBITDA of $141.0 million.

“Tronox’s fourth quarter results were very strong in light of the unusual headwinds that our industry faced,” said Tom Casey, Tronox’s chairman and chief executive officer. “The fourth quarter of every year is typically a lower sales volume period, which was compounded last year by reductions in sales volumes resulting from customer inventory management, the government-led slowdown of the rate of economic activity in China and the tragic flood in Thailand. Fourth quarter sales volume declined in all regions but the price increases achieved in the quarter allowed us to produce adjusted EBITDA of $138.7 million, which was within 2% of our all-time record adjusted EBITDA reported in the third quarter of 2011.”

Casey continued, “We continue to believe that TiO2 demand will grow at rates roughly correlated to GDP growth over the long term, and that incremental supply at both the pigment and ore levels of our supply chain will remain limited. We expect revenue and adjusted EBITDA to be higher in 2012 than 2011.”

U.S. GAAP results, in millions of dollars except per share data and percentages

	Successor	Predecessor	Successor	Predecessor	Predecessor
	Three Months Ended December 31, 2011	Three Months Ended December 31, 2010	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Twelve Months Ended December 31, 2010

Net Sales	$382.6	$325.8	$1,543.4	$107.6	$1,217.6
Gross Margin	36.6%	18.7%	28.4%	23.5%	18.2%
Income from Operations	$99.7	$52.5	$301.5	$19.9	$209.6
Operating Margin	26.1%	16.1%	19.5%	18.5%	17.2%
Net Income	$66.2	$(39.5)	$241.5	$631.3	$5.8
Diluted net income per share (Predecessor)	N/A	N/A	N/A	$15.25	$0.14
Diluted net income per share (Successor)	$4.25	$(0.96)	$15.46	N/A	N/A

Non-GAAP results, in millions of dollars

	Successor	Predecessor	Successor	Predecessor	Predecessor
	Three Months Ended December 31, 2011	Three Months Ended December 31, 2010	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Twelve Months Ended December 31, 2010

Net Sales	$382.6	$325.8	$1,543.4	$107.6	$1,217.6
Adjusted Income from Operations	$110.9	$44.8	$375.0	$19.9	$162.3
Adjusted Net Income	$77.4	$30.9	$314.8	$17.7	$98.0
Adjusted EBITDA	$138.7	$55.1	$468.3	$24.3	$203.1

Fiscal 2011 Results

For 2011, Tronox reported net sales of $1,651.0 million, income from operations of $321.4 million, and net income of $873.0 million, including the gains due to fresh-start accounting effected in January, 2011. Higher sales were driven by increases in both sales price and sales volumes of TiO2 and mineral products.

Pigment Segment Results

Fourth Quarter 2011

Pigment sales for the fourth quarter of 2011 were $349.2 million compared with $285.5 million during the same period in 2010 and $429.2 million in the third quarter of 2011. Income from operations totaled $112.1 million during the quarter, which represented a $66.8 million increase over the same period last year and a $12.8 million decrease from the third quarter of 2011. The year-over-year increases were primarily due to the effects of higher selling prices and partially offset by decreased volumes, partially offset by higher production costs and selling, general and administrative expenses. Additionally, the Company added to its lower than customary inventories and accelerated certain maintenance activities in the fourth quarter.

Fiscal 2011

Pigment sales for fiscal 2011 were $1,513.5 million, a 41.7 percent increase over the same period in 2010, primarily driven by increased TiO2 prices and volume growth. Income from operations for the pigment segment increased $206.8 million to $376.5 million in 2011, compared with $169.7 million in 2010. The increase in income from operations was due to the effects of both higher TiO2 sales prices and volumes, and was partially offset by higher production costs and selling, general and administrative expenses.

Electrolytic and Other Chemical Products Results

Fourth Quarter 2011

Electrolytic and other chemical products sales for the 2011 fourth quarter decreased $6.4 million to $27.8 million, compared with $34.2 million in the fourth quarter of 2010 and $36.0 million in the third quarter of 2011. The electrolytic and other chemical products segment reported a loss from operations of $1.5 million for the fourth quarter of 2011, compared with income of $1.4 million during the same period last year and a loss of $0.9 million in the third quarter of 2011. The decreased profitability was primarily the result of unplanned outages at our sodium chlorate facility in Hamilton, Mississippi that reduced sales volumes and raised costs. This production facility was restored to commercial production in the fourth quarter.

Fiscal 2011

Net sales for fiscal 2011 were $128.7 million compared with $128.3 million in 2010. Income from operations for fiscal 2011 decreased $5.4 million to $0.4 million from $5.8 million in 2010. Decreased profitability was driven by decreased sales volumes, higher production and delivery costs and selling, general and administrative expenses, partially offset by the effects of higher average pricing.

Corporate and Other

Fourth Quarter

Corporate and other reported an operating loss of $10.9 million for the fourth quarter of 2011, compared with income of $5.8 million during the comparable prior year period and a loss of $24.8 million in the third quarter of 2011. A primary reason for the change is reimbursements of environmental expenditure of $7.7 million in 2010 versus nil in 2011. In addition, the loss was affected by costs associated with the Exxaro Mineral Sands acquisition, including legal and professional fees, which totaled approximately $3.8 million, and the post-emergence accounting for intangible assets, stock compensation, pension and postretirement healthcare benefit costs not allocated to the business lines.

Fiscal 2011

For fiscal 2011, corporate and other reported a loss of $55.5 million compared to income of $34.1 million during 2010. A primary reason for the change is reimbursements of environmental expenditures of $47.3 million in 2010 that declined to only $4.5 million in 2011 as the Company exited bankruptcy and transferred responsibility for environmental remediation to the trusts established as part of the plan of reorganization. In addition, the loss was affected by costs associated with the bankruptcy and the acquisition of Exxaro’s mineral sands operations, including banker fees, legal and professional fees and the registration rights penalty of approximately $28.2 million. Audit and professional fees related to a three year audit of the Company’s financial statements increased costs by approximately $17.3 million. Included in corporate and other is $3.0 million of amortization of intangible assets recorded as part of the fresh-start accounting at emergence from bankruptcy. Litigation/arbitration settlement benefit totaled $9.8 million in 2011 versus nil in 2010.

Business Outlook

We expect modest growth in the first quarter driven largely by both increased sales volume and average prices compared to the fourth quarter of 2011. In the absence of a major economic disruption in Europe, China or elsewhere, we anticipate that demand growth rates will increase at a greater rate in the second quarter and the second half of 2012.

“We have established relationships with a diversified portfolio of customers. We continue to work with many of our major customers on both commercial and technical innovations that will be mutually beneficial,” said Casey. “We believe that these relationships allowed us to do relatively well in the fourth quarter and will continue to support our progress going forward. We achieved average price increases in each quarter of 2011 and we expect to achieve average price increases both in the first quarter of 2012 and for the full year. In addition, we expect sales volumes to increase in the first quarter over the 2011 fourth quarter, to increase again in the second quarter of 2012, we expect both sales volumes and average prices to be higher in the second half of 2012 than in the first half.”

Casey concluded, “Our combination with Exxaro Mineral Sands will make us the only fully vertically integrated global TIO2 producer in the world, assuring us of feedstock supply and offsetting the substantial feedstock price increases by allowing us to participate in the strong margins at both levels of the supply chain. In fact, we will have approximately 200,000 metric tonnes of feedstock over our consumption requirements. Because we anticipate the titanium feedstock market will remain strong in 2012, we will benefit by being a net seller in this market.”

Fresh-Start Accounting

On February 14, 2011, (the “Effective Date”), Tronox Incorporated emerged from bankruptcy and continued operations as reorganized Tronox Incorporated. As a result, the Company applied fresh-start accounting under ASC 852 as of January 31, 2011, whereby the U.S. GAAP financial statements after January 31, 2011 are not comparable to the financial statements prior to that date. Fresh-start accounting required resetting the historical net book values of Tronox’s assets and liabilities to their estimated fair values as of January 31, 2011. References to “Successor” refer to Tronox and its consolidated subsidiaries after January 31, 2011, after giving effect to the cancellation of old common stock issued prior to January 31, 2011, the issuance of new common stock and settlement of existing debt and other adjustments in accordance with the reorganization plan, and the application of fresh-start accounting. References to “Predecessor” refer to Tronox and its consolidated subsidiaries prior to January 31, 2011.

Conference Call/Webcast

Tronox will host a conference call on February 21, 2012, at 9:00 am Eastern Standard Time to discuss results for the fourth quarter and fiscal year 2011. Interested parties may listen to the Tronox fourth quarter and year end 2011 conference call via

Tronox’s website at or by calling 1-888-395-3241 in the United States or 719-457-2710 outside the United States. The code for both dial-in numbers will be 6229845. A replay of the call will be available for seven days at 1-888-203-1112 in the United States or 719-457-0820 outside the United States. The code for the replay will be 6229845. The webcast will be archived for 30 days on the Company’s website. Information on earnings also will be available on the Company’s website homepage at .

Use of Non-GAAP Financial Information

The non-GAAP and supplemental information provided in this press release is a supplement to, and not a substitute for or superior to, the Company’s financial results presented in accordance with U.S. GAAP. The non-GAAP financial measures presented by the Company may be different than non-GAAP financial measures presented by other companies.

The non-GAAP and supplemental information is provided to enhance the user’s overall understanding of the Company’s operating performance. Specifically, the Company believes the non-GAAP information provides useful measures to investors regarding the Company’s financial performance by excluding certain costs and expenses that the Company believes are not indicative of its core operating results. The presentation of non-GAAP and supplemental information is not meant to be considered in isolation or as a substitute for results prepared and presented in accordance with U.S. GAAP. A reconciliation of each non-GAAP financial measure to the most direct, comparable GAAP financial measure is included below.

About Tronox

Tronox (TROX.PK) is one of the world’s leading titanium dioxide producers and exclusively employs proprietary chloride technology. The chloride process technology yields consistently whiter, brighter pigment grades preferred in paint, coatings and plastics. The Company also operates an electrolytic and specialty chemicals business. Through the Company’s global operations, Tronox serves more than 1,000 customers in approximately 90 countries. For more information, visit http://www.tronox.com.

Forward Looking Statements

Statements in this release that are not historical are forward-looking statements. These forward-looking statements are based upon management’s current beliefs and expectations and are subject to uncertainty and changes in circumstances. The forward-looking statements involve risks that may affect the Company’s operations, markets, products, services, prices and other risk factors as discussed in the Company’s financial statements published on our website and in our filings with the Securities and Exchange Commission. Significant risks and uncertainties may relate to, but are not limited to, financial, economic, competitive, environmental, political, legal regulatory and technological factors. Unless otherwise required by applicable laws, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information or future developments.

Investor Contact: Michael Smith
Direct: 405-775-5413
E-Mail: Michael.smith@tronox.com

Media Contact: Robert Gibney
Direct: 405-775-5105
E-mail: Robert.gibney@tronox.com

Tronox Inc.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(In millions of dollars, except per share amounts)

	Successor	Predecessor	Successor	Predecessor	Predecessor
	Three Months Ended December 31, 2011	Three Months Ended December 31, 2010	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Twelve Months Ended December 31, 2010

Net sales	$382.6	$325.8	$1,543.4	$107.6	$1,217.6
Cost of goods sold	(242.4)	(265.0)	(1,104.5)	(82.3)	(996.1)

Gross margin	140.2	60.8	438.9	25.3	221.5
Selling, general, and administrative expenses	(40.5)	(16.0)	(151.7)	(5.4)	(59.2)
Litigation/arbitration settlement	—	—	9.8	—	—
Gain on the sale of land
Impairment of long-lived assets
Restructuring charges
Net loss on the deconsoidation of subsidiary
Provision for environmental remediation and restoration, net of reimbursements	—	7.7	4.5	—	47.3

Income from operations	99.7	52.5	301.5	19.9	209.6
Interest and debt expense	(8.5)	(10.2)	(30.0)	(2.9)	(49.9)
Other income (expense)	(8.1)	(6.4)	(9.8)	1.6	(8.3)
Reorganization income (expense)	—	(78.1)	—	613.6	(144.8)

Income (loss) from continuing operations before income taxes	83.1	(42.2)	261.7	632.2	6.6
Income tax (provision) benefit	(16.9)	1.0	(20.2)	(0.7)	(2.0)

Income from continuing operations	66.2	(41.2)	241.5	631.5	4.6
Income (loss) from discontinued operations, net of income tax benefit of nil, nil, nil, nil, nil and nil, respectively	—	1.7	—	(0.2)	1.2

Net Income (Loss)	$66.2	$(39.5)	$241.5	$631.3	$5.8

Earnings (loss) per share, basic and diluted
Basic—
Continued operations	$4.40	$(1.00)	$16.12	$15.29	$0.11
Discontinued operations	—	0.04	—	(0.01)	0.03

Net income	$4.40	$(0.96)	$16.12	$15.28	$0.14

Diluted—
Continuing operations	$4.25	$(1.00)	$15.46	$15.25	$0.11
Discontinued operations	—	0.04	—	—	0.03

Net income	$4.25	$(0.96)	$15.46	$15.25	$0.14

Dividends declared per common share	—	—	—	—	—

Weighted average shares outstanding:
Basic	15,052	41,235	14,981	41,311	41,232
Diluted	15,570	41,235	15,619	41,399	41,383

Tronox Inc.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In millions of dollars)

	Successor	Predecessor
	December 31, 2011	December 31, 2010
ASSETS
Current Assets
Cash and cash equivalents	$154.0	$141.7
Accounts receivable: Third party, net of allowance for doubtful accounts of $0.4 and $0.8	270.9	243.8
Related party	6.9	2.7
Inventories	311.2	198.4
Prepaid and other assets	21.7	144.8
Deferred income taxes	4.3	4.3

Total Current Assets	769.0	735.7
Property, Plant, and Equipment, net	554.5	315.5
Intangible Assets, net	313.3	—
Other Long-Term Assets	20.6	46.7

Total Assets	$1,657.4	$1,097.9

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities

Accounts payable Third party	$126.9	$134.7
Related party	74.8	64.3
Accrued liabilities	45.7	45.7
Long-term debt due within one year	5.9	4.3
Income taxes payable	27.6	3.3

Total Current Liabilities	280.9	252.3

Noncurrent
Long-term debt	421.4	420.7
Pension and postretirement benefits	142.7	107.2
Deferred income taxes	19.1	—
Other	41.0	47.4

Total Noncurrent Liabilities	624.2	575.3

Liabilities subject to compromise	—	900.3
Stockholders’ Equity
Successor new common stock, par value $0.01 — 100,000,000 shares authorized, 15,406,803 issued	0.1	—
Class A common stock, par value $0.01 — 100,000,000 shares authorized, 19,107,367 issued	—	0.2
Class B common stock, par value $0.01 — 100,000,000 shares authorized, 22,889,431 shares issued	—	0.2
Capital in excess of par value	579.2	496.2
Retained earnings (accumulated deficit)	241.5	(1,128.2)
Accumulated other comprehensive income	(57.0)	8.8
Treasury stock, at cost — 94,513 shares and 623,953 shares, respectively	(11.5)	(7.2)

Total Stockholders’ Equity	752.3	(630.0)

Total Liabilities and Stockholders’ Equity	$1,657.4	$1,097.9

Tronox Inc.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(In millions of dollars)

	Successor	Predecessor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Twelve Months Ended December 31, 2010

Cash flows from operating activities
Net Income	$241.5	$631.3	$5.8
Adjustments to reconcile net income to net cash provided by operating activities —
Depreciation, depletion and amortization	79.1	4.1	50.1
Impairments and write-downs of long-lived assets and inventory	—	—	2.5
Deferred income taxes	3.8	0.2	(5.1)
Provision for environmental remediation and restoration, net of reimbursements	—	—	(48.9)
Amortization of debt issuance costs	0.8	0.3	9.2
Pension and postretirement healthcare (income) expense	4.4	(0.4)	(10.5)
Gain on liquidation of subsidiary	(0.2)	—	(5.3)
Stock compensation expense	13.8	—	0.5
Other noncash items not affecting net income	(6.7)	0.2	4.5
Reorganization Items-
Noncash reorganization items	—	(636.6)	97.6
Environmental settlement funding	—	(270.0)	—
Claims paid with cash	—	(18.6)	(82.6)
Tort settlement funding	—	(16.5)	—
Professional and legal fees	—	(12.0)	(51.5)
Changes in assets and liabilities-
(Increase) decrease in trade accounts receivable	(56.0)	(8.1)	(11.9)
(Increase) decrease in related parties accounts receivable	(2.0)	(2.1)	0.9
(Increase) decrease in inventories	(64.0)	(15.3)	(6.6)
(Increase) decrease in prepaids and other assets	27.7	35.4	20.2
Increase (decrease) in accounts payable and accrued liabilities	(38.2)	23.1	83.2
Increase (decrease) in related parties accounts payable	9.9	0.5	17.0
Increase (decrease) in taxes payable	26.0	0.4	2.3
Other, net	23.5	1.0	5.5

Cash provided by (used in) operating activities	263.4	(283.1)	76.9

Cash flows from investing activities
Capital expenditures	(132.9)	(5.5)	(45.0)
Collection of repurchased receivables
Repurchase of securitzed receivables
Proceeds from sale of assets	0.5	—	—

Cash used in investing activities	(132.4)	(5.5)	(45.0)

Cash flows from financing activities
Reductions of long-term debt	(44.7)	—	(425.0)
Proceeds from borrowings	14.0	25.0	425.0
Debt issuance costs	(5.5)	(2.4)	(15.4)
Proceeds from rights offering	—	185.0	(16.8)
Other equity, net	1.3

Cash provided by (used in) financing activities	(34.9)	207.6	(32.2)

Effects of Exchange Rate Changes on Cash and Cash Equivalents	(3.1)	0.3	(1.3)

Net Increase (Decrease) in Cash and Cash Equivalents	93.0	(80.7)	(1.6)
Cash and Cash Equivalents at Beginning of Period	61.0	141.7	143.3

Cash and Cash Equivalents at End of Period	$154.0	$61.0	$141.7

Use of Non-GAAP Financial Information

To provide investors and others with additional information regarding Tronox’s operating results, we have disclosed in this press release certain non-GAAP financial measures, including, Adjusted Income from Operations, Adjusted Net Income, and Adjusted EBITDA, excluding restructuring cost. These non-GAAP financial measures are a supplement to, and not a substitute for or superior to, the Company’s results presented in accordance with U.S. GAAP. The non-GAAP financial measures presented by the Company may be different than non-GAAP financial measures presented by other companies.

The non-GAAP financial measures are provided to enhance the user’s overall understanding of the Company’s operating performance. Specifically, the Company believes the non-GAAP information provides useful measures to investors regarding the Company’s financial performance by excluding certain costs and expenses that the Company believes are not indicative of its core operating results, as well as the impact of fresh-start accounting. The presentation of these non-GAAP financial measures are not meant to be considered in isolation or as a substitute for results or guidance prepared and presented in accordance with U.S. GAAP.

Tronox has provided a reconciliation of the non-GAAP financial measures used in this release to the most directly comparable GAAP financial measures:

•

Adjusted income from operations differs from GAAP income from operations in that it excludes the impact of non-recurring items, fresh-start accounting related adjustments, and other bankruptcy related charges or credits.

•

Adjusted net income differs from GAAP net income in that it (i) excludes the impact of non-recurring items, fresh-start accounting related adjustments, and reorganization charges or credits, and (ii) is adjusted for the associated tax impact of all these changes.

•

Adjusted EBITDA differs from GAAP net income in that it (i) excludes interest expenses, taxes, depreciation, amortization and stock based compensation charges, and (ii) excludes the impact of non-recurring items, fresh-start accounting related adjustments, and reorganization charges or credits and write-off of financing costs completed prior to emergence from bankruptcy.

Management believes these non-GAAP financial measures:

•

Reflect Tronox’s ongoing business in a manner that allows for meaningful period-to-period comparison and analysis of trends in Tronox’s business, as they exclude expenses that are not reflective of ongoing operating results;

•

Provide useful information to investors and others in understanding and evaluating Tronox’s operating results and future prospects in the same manner as management and in comparing financial results across accounting periods;

•

Provide additional view of the operating performance of the Company by adding interest expenses, taxes, depreciation and amortization to the net income. Further adjustments due to fresh-start accounting, and stock based compensation charges attempt to exclude items that are either non-cash or non-recurring in nature; and

•

Enable investors to assess the Company’s compliance with financial covenants under its debt instruments Tronox’s term loan has maintenance financial covenants that use EBITDA as part of the measures, e.g. Consolidated Leverage ratio, which is a ratio of Indebtedness to Consolidated EBITDA; and Consolidated Interest Coverage Ratio which is a ratio of Consolidated EBITDA to interest expenses.

•

In addition, Adjusted EBITDA, excluding restructuring expenses, is one of the primary measures management uses for planning and budgeting processes and to monitor and evaluate financial and operating results. Adjusted EBITDA is not a recognized term under GAAP and does not purport to be an alternative to measures of our financial performance as determined in accordance with GAAP, such as net income (loss). Because other companies may calculate EBITDA and Adjusted EBITDA differently than we do, EBITDA may not be, and Adjusted EBITDA as presented in this release is not, comparable to similarly titled measures reported by other companies.

Reconciliation of U.S. GAAP to non-GAAP financial measures

Income from Operations to Adjusted Income from Operations

	Successor Three Months Ended December 31, 2011	Predecessor Three Months Ended December 31, 2010	Successor Eleven Months Ended December 31, 2011	Predecessor One Month Ended January 31, 2011	Predecessor Twelve Months Ended December 31, 2010

(Millions of dollars)
Income from Operations	$99.7	$52.5	$301.5	$19.9	$209.6
Add: fresh start adjustments
Depreciation	0.2	—	1.4	—	—
Amortization of intangibles	6.8	—	25.4	—	—
Inventory mark-up	—	—	35.5	—	—
Pension and postretirement	4.2	—	15.7	—	—
Less: Provision for environmental remediation and restoration, net of reimbursements	—	(7.7)	(4.5)	—	(47.3)

Adjusted Income from Operations	$110.9	$44.8	$375.0	$19.9	$162.3

Net Income to Adjusted Net Income (1)

	Successor Three Months Ended December 31, 2011	Predecessor Three Months Ended December 31, 2010	Successor Eleven Months Ended December 31, 2011	Predecessor One Month Ended January 31, 2011	Predecessor Twelve Months Ended December 31, 2010

(Millions of dollars)
Net Income	$66.2	$(39.5)	$241.5	$631.3	$5.8
(Less)/add: fresh start adjustments
Gain on fresh start accounting	—	—	—	(659.1)	—
Depreciation	0.2	—	1.4	—	—
Amortization from intangibles	6.8	—	25.4	—	—
Inventory mark-up	—	—	35.5	—	—
Pension and postretirement	4.2	—	15.7	—	—
Less: Provision for environmental remediation and restoration, net of reimbursements	—	(7.7)	(4.5)	—	(47.3)
Less: Noncash gain on liquidation of subsidiary	—	—	(0.2)	—	(5.3)
Add: Reorganization expense	—	78.1	—	45.5	144.8

Adjusted Net Income	$77.4	$30.9	$314.8	$17.7	$98.0

Net Income to Adjusted EBITDA

	Successor Three Months Ended December 31, 2011	Predecessor Three Months Ended December 31, 2010	Successor Eleven Months Ended December 31, 2011	Predecessor One Month Ended January 31, 2011	Predecessor Twelve Months Ended December 31, 2010

(Millions of dollars)
Net income	$66.2	$(39.5)	$241.5	$631.3	$5.8
Add: Interest	8.5	10.2	30.0	2.9	49.9
Add: Taxes	16.9	(1.0)	20.2	0.7	2.0
Add: Depreciation and amortization	22.4	12.8	79.1	4.1	50.1
Add: Reorganization expense	—	78.1	—	45.5	144.8
Less: Gain on fresh-start accounting	—	—	—	(659.1)	—
Less: Noncash gain on liquidation of subsidiary	—	—	(0.2)	—	(5.3)
Less: Provision for environmental remediation and restoration, net of reimbursements	—	(7.7)	(4.5)	—	(47.3)
Less: Litigation settlement	—	—	(9.8)	—	—
Add: Plant closure costs	—	(0.2)	—	0.1	1.3
Add: Fresh start inventory mark-up	—	—	35.5	—	—
Add: Stock based compensation charges	6.1	0.1	13.8	—	0.5
Add: Foreign currency remeasurement	5.1	7.1	7.3	(1.3)	11.8
Add: Transaction costs, registration rights penalty and financial statement restatement costs	3.8	—	39.2	—	—
Add: Other items	9.7	(4.8)	16.2	0.1	(10.5)

Adjusted EBITDA	$138.7	$55.1	$468.3	$24.3	$203.1

(1)	Excludes tax effects due to valuation allowances that were recognized which offset deferred taxes and NOLs in the U.S.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Tronox Incorporated and Tronox Limited caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction involving Tronox Incorporated, Tronox Limited and Exxaro Resources Limited (“Exxaro”), including future financial and operating results, Tronox Incorporated’s, Tronox Limited’s or Exxaro’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Tronox Incorporated shareholder approvals; the timing of SEC review of the registration statement, the risk that Tronox Incorporated, Tronox Limited and Exxaro may be unable to obtain governmental and regulatory approvals required for the transaction, or required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could cause the parties to abandon the transaction; the risk that a condition to closing of the transaction may not be satisfied; the ability of the combined company to obtain necessary financing to refinance existing indebtedness or modifying existing financing arrangements, and finance the combined business post-closing and the terms on which such financing or modification may be available; the timing to consummate the proposed transaction; the risk that the businesses will not be integrated successfully; the risk that Tronox Limited will not be able to complete registration of its shares with the SEC and/or the listing thereof on a securities exchange, and the timing therefore; the risks to shareholders associated with becoming shareholders of an Australian-domiciled holding company; the risk that the expected cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on transaction-related issues; the market value of Tronox Incorporated’s products; demand for consumer products for which Tronox Incorporated’s businesses supply raw materials; the financial resources of competitors; the market for debt and/or equity financing; the ability to achieve favorable tax structuring for the benefit of Tronox Limited and its subsidiaries and shareholders; the ability to respond to challenges in international markets; changes in currency exchange rates; political or economic conditions in areas where Tronox Limited and its subsidiaries will operate; the risk of changes in laws and regulations applicable to the business and assets of Tronox Limited and its subsidiaries will operate; trade and regulatory matters; general economic conditions; and other factors and risks identified in the Risk Factors section of Tronox Incorporated’s preliminary Registration Statement on Form S-4, dated December 30, 2011 (the “Registration Statement”), in each case, as filed with the U.S. Securities and Exchange Commission (SEC), and other SEC filings. These risks, as well as other risks associated with the transaction, are more fully discussed in the proxy statement/prospectus included in the Registration Statement. Each forward-looking statement speaks only as of the date of the particular statement and neither Tronox Incorporated nor Tronox Limited undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction involving Tronox Incorporated, Tronox Limited and Exxaro, Tronox Limited and Tronox Incorporated have filed with the SEC a Registration Statement on Form S-4 that includes a preliminary proxy statement of Tronox Incorporated that also constitutes a preliminary prospectus of Tronox Limited. The registration statement relating to the securities to be offered has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Tronox Incorporated will deliver the proxy statement/prospectus to its stockholders once the Registration Statement is effective. Tronox Incorporated urges investors and stockholders to read the proxy statement/prospectus (including any amendments or supplements thereto) regarding the proposed transaction, as well as other documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Tronox Incorporated’s website (www.tronox.com) under the heading “Investor Relations”.